EXHIBIT 99.1

Endeavour Silver Reports Third Quarter, 2019 Financial Results, Conference Call at 10am PST (1pm EST) Today

VANCOUVER, British Columbia, Nov. 05, 2019 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) released today its financial results for the Third Quarter ended September 30, 2019. The Company owns four silver-gold mines in Mexico: the Guanaceví mine in Durango state, the Bolañitos and El Cubo mines in Guanajuato state and the El Compas mine in Zacatecas state.

In Q3, 2019, while Endeavour generated lower revenue, mine operating cash flow, cash flow from operations and earnings compared to Q3, 2018, the Company generated higher mine operating cash flow, cash flow from operations and net earnings compared to Q2, 2019.  While cash costs and all-in sustaining costs were higher compared to Q3, 2018, cash costs were lower than Q2, 2019.

The Company reported a net loss of $6.8 million in the Third Quarter, 2019 compared to $5.5 million loss in the Third Quarter, 2018, primarily due to lower revenue partly offset by lower costs of sales. Revenue decreased 24% due to lower production partly offset by higher realized metal prices.  Mine operating cash flow before taxes(1) decreased 31% to $6.6 million due to the lower production, while cash flow from operations before working capital changes decreased to $2.1 million. Cash costs rose 30% to $11.51 per oz silver payable (net of gold credits) and all-in sustaining costs increased 33% to $21.53 per oz silver payable (net of gold credits).

Bradford Cooke, Endeavour CEO, commented, “Production in the Third Quarter 2019 was down year-on-year but we are seeing positive traction from all the operational changes we made in the past two quarters. Consolidated cash costs per oz, direct costs per tonne and net losses were all lower quarter-on-quarter thanks to the operational improvements.”

“All-in-sustaining costs remained high but would also have been lower if not for the purchase and lease of new mobile mining equipment for Guanacevi and Bolanitos. The most progress was made at Guanacevi where cash costs decreased 26%, AISC costs decreased 16% and direct production costs decreased 22% compared to Q2, 2019. We expect the improving trend to accelerate in Q4, 2019 with higher production and lower costs as productivity continues to climb at Guanacevi and Bolanitos.”

“We continued to advance our Terronera and Parral projects with engineering trade off studies during the quarter.  The mining and processing of bulk samples from each project are planned this quarter in order to complete a final PFS for Terronera and an initial PEA for Parral.  Exploration drilling at Parral returned positive results in Q3, 2019 . We also plan to drill two greenfields projects in Chile in Q4, 2019.”

In the Third Quarter, 2019, El Cubo mined lower than planned grades due to narrower vein widths and higher dilution of the V-Ascuncion ore body than estimated. The Company is currently assessing whether more efficient mining practices can reduce dilution going forward.  The 2019 drill program intersected high grade but narrow mineralization to extend the V-Asuncion orebody. Endeavour is currently updating the reserves and resources and reviewing operating alternatives including the possible closure of El Cubo.

Notwithstanding recent progress in the operating performance of the mines, management does not expect to meet its 2019 production and cost guidance and is not providing guidance for the balance of the year.

Highlights of Third Quarter 2019 (Compared to Third Quarter 2018)

Financial

  Net loss increased to $6.8 million ($0.05 per share) compared to $5.5 million loss ($0.04 per share)
  Cash flow from operations before working capital changes decreased to $2.1 million compared to $6.9 million
  Mine operating cash flow before taxes(1) decreased 31% to $6.6 million
  Revenue decreased 24% to $28.6 million
  Realized silver price increased 21% to $17.52 per ounce (oz) sold
  Realized gold price increased 25% to $1,489 per oz sold
  Cash costs(1) increased 30% to $11.51 per oz silver payable (net of gold credits)
  All-in sustaining costs(1) increased 33% to $21.53 per oz silver payable (net of gold credits)
  Working capital decreased 14% to $49.4 million compared to $54.5 million at year end
  Raised net $10.0 million through the at-the-market offering

Operations

  Silver production decreased 34% to 948,547 oz
  Gold production decreased 25% to 9,716 oz
  Silver equivalent production was 1.7 million oz (80:1 silver: gold ratio)
  Silver oz sold decreased 45% to 835,045 oz
  Gold oz sold decreased 28% to 9,373 oz
  Bullion inventory at quarter-end included 146,820 oz silver and 448 oz gold
  Concentrate inventory at quarter-end included 74,824 oz silver and 1,544 oz gold
  Reported positive drill results from Parral exploration project in Chihuahua, Mexico
  Acquired exploration and exploitation rights to properties adjacent to the Guanacevi mines

(1) Mine operating cash flow, cash costs and all-in sustaining costs are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis.

Financial Results

Revenue in the Third Quarter, 2019 totaled $28.6 million (2018 - $37.6 million) on sales of 835,045 silver ounces and 9,373 gold ounces at realized prices of $17.52 and $1,489 per ounce respectively, compared to sales of 1,532,097 silver ounces and 13,025 gold ounces at realized prices of $14.42 and $1,189 per ounce respectively in Q3, 2018.

After cost of sales of $30.3 million (2018 - $42.4 million), mine operating losses amounted to $1.7 million (2018 - $4.8 million) from mining and milling operations in Mexico. The 28% decrease in cost of sales was primarily due lower production. Excluding depreciation and depletion of $7.1 million (2018 - $31.1 million), share-based payments expense of $0.1 million (2018 – nil) and an inventory write down of $1.2 million (2018 -$1.3 million) mine operating cash flow before taxes was $6.6 million (2018 – $9.6 million) in Q3, 2019. Net losses amounted to $6.8 million (2018 –$5.5 million) after exploration, general and administrative expenses and foreign exchange.

Direct production costs per tonne in Q3, 2019 increased 24% compared with Q3, 2018 due to reduced throughput.  The higher production costs per tonne were driven mainly by lower mine output at the Bolañitos and El Cubo operations. Production costs also included higher power costs due to increased electrical rates and the expensing of development expenditures due to the low reserve life at El Cubo.

Consolidated cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) increased primarily due to higher costs per tonne. All-in sustaining costs (also a non-IFRS measure), compared to Q3, 2018, increased 33% to $21.53 per oz in Q3, 2019.  This increase in all‑in sustaining costs was a result of higher operating costs, higher stock-based compensation, offset by lower exploration costs and lower capital expenditures at the operation in Q3, 2019 compared to Q3, 2018. Capital expenditures decreased due to reduced mine development at El Cubo and reduced development at Guanacevi with the ramps into SCS and Milache ore bodies being complete, offset by updating the mobile fleets at Bolanitos and Guanacevi and continued development at the El Compas operation.

The Condensed Consolidated Interim Financial Statements and Management’s Discussion & Analysis can be viewed on the Company’s website at www.edrsilver.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov. All amounts are reported in US$.

Conference Call
A conference call to discuss the results will be held today, Tuesday, November 5, 2019 at 10:00am PT (1:00pm ET). To participate in the conference call, please dial the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: + 604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass-code is 3677#. The audio replay and a written transcript will be available on the Company's website at www.edrsilver.com under the Investor Relations, Events section.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates four high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2019 including changes in mining operations and production levels, and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
COMPARATIVE HIGHLIGHTS

Three Months Ended September 30			Q3 2019 Highlights	Nine Months Ended September 30
2019	2018	% Change		2019	2018	% Change
Production
948,547	1,428,828	(34%)	Silver ounces produced	3,079,224	4,135,563	(26%)
9,716	12,968	(25%)	Gold ounces produced	29,329	39,850	(26%)
938,572	1,404,677	(33%)	Payable silver ounces produced	3,028,383	4,058,377	(25%)
9,465	12,665	(25%)	Payable gold ounces produced	28,606	39,005	(27%)
1,725,827	2,466,268	(30%)	Silver equivalent ounces produced(1)	5,425,544	7,323,563	(26%)
11.51	8.86	30%	Cash costs per silver ounce	12.61	7.68	64%
19.33	18.16	6%	Total production costs per ounce	20.82	15.52	34%
21.53	16.14	33%	All-in sustaining costs per ounce	20.58	15.87	30%
234,196	317,821	(26%)	Processed tonnes	718,355	957,795	(25%)
106.76	86.33	24%	Direct production costs per tonne	108.97	84.00	30%
14.09	10.98	28%	Silver co-product cash costs	13.87	11.00	26%
1,198	906	32%	Gold co-product cash costs	1,213	877	38%
Financial
28.6	37.6	(24%)	Revenue ($ millions)	87.1	116.7	(25%)
835,045	1,532,097	(45%)	Silver ounces sold	3,004,495	4,196,857	(28%)
9,373	13,025	(28%)	Gold ounces sold	28,348	39,499	(28%)
17.52	14.42	21%	Realized silver price per ounce	15.88	15.88	0%
1,489	1,189	25%	Realized gold price per ounce	1,389	1,266	10%
(6.8)	(5.5)	(24%)	Net earnings (loss) ($ millions)	(30.2)	(8.8)	(244%)
(1.7)	(4.8)	(64%)	Mine operating earnings ($ millions)	(13.6)	3.1	(536%)
6.6	9.6	(31%)	Mine operating cash flow ($ millions)	13.8	38.3	(64%)
2.1	6.9	(70%)	Operating cash flow before working capital changes	(1.0)	22.1	(105%)
1.0	5.6	(82%)	Earnings before ITDA ($ millions)	(6.3)	19.7	(132%)
49.4	57.4	(14%)	Working capital ($ millions)	49.4	57.4	(14%)
Shareholders
(0.05)	(0.04)	(25%)	Earnings (loss) per share – basic	(0.23)	(0.07)	(229%)
0.02	0.05	(72%)	Operating cash flow before working capital changes per share	(0.01)	0.17	(104%)
137,739,857	128,805,441	7%	Weighted average shares outstanding	133,788,084	127,959,526	5%

1) Silver equivalents are calculated using an 80:1 ratio.
2) Cost metrics, EBITDA, mine operating cash flow, operating cash flow before working capital changes are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited – prepared by management)
(expressed in thousands of U.S. dollars)

	Three months ended				Nine months ended
	September 30,		September 30,		September 30,	September 30,
	2019		2018		2019	2018

Operating activities
Net earnings (loss) for the period	$(6,768)		$(5,452)		$(30,169)	$(8,778)

Items not affecting cash:
Share-based compensation	763		701		2,613	1,894
Depreciation, depletion and amortization	7,194		13,200		21,735	30,976
Deferred income tax expense (recovery)	(567)		(2,941)		(1,740)	(7,142)
Unrealized foreign exchange loss (gain)	48	-	84	-	155	432
Finance costs	177		38		372	113
Write off of mineral properties	-		-		45	-
Write down of inventory to net realizable value	1,224		1,262		5,943	4,544
Unrealized loss (gain) on other investments	(3)		14		24	60
Net changes in non-cash working capital	(7,333)		(2,540)		(13,213)	(5,415)
Cash from (used in) operating activities	(5,265)		4,366		(14,235)	16,684

Investing activites
Property, plant and equipment expenditures	(5,497)		(10,020)		(15,160)	(32,757)
Intangible asset expenditures	-		-		(204)	-
Redemption of (investment in) non-current deposits	-		-		-	1
Cash used in investing activities	(5,497)		(10,020)		(15,364)	(32,756)

Financing activities
Restricted cash	-		-		-	1,000
Repayment of loans payable	(410)		-		(662)	-
Repayment of lease liabilities	(51)		-		(154)	-
Interest paid	(125)		-		(216)	-
Public equity offerings	10,255		3,529		19,446	5,600
Exercise of options	343		-		343	256
Share issuance costs	(298)		(507)		(586)	(591)
Cash from (used in) financing activites	9,714		3,022		18,171	6,265

Effect of exchange rate change on cash and cash equivalents	(72)		179		38	134

Increase (decrease) in cash and cash equivalents	(1,048)		(2,632)		(11,428)	(9,807)
Cash and cash equivalents, beginning of the period	23,106		31,057		33,376	38,277
Cash and cash equivalents, end of the period	$21,986		$28,604		$21,986	$28,604

 This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended September 30, 2019 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(unaudited – prepared by management)
(expressed in thousands of US dollars, except for shares and per share amounts)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018

Revenue	$28,589	$37,581	$87,114	$116,676

Cost of sales:
Direct production costs	21,529	27,574	72,165	77,100
Royalties	446	421	1,099	1,296
Share-based payments	50	-	158	(93)
Depreciation, depletion and amortization	7,054	13,104	21,319	30,718
Write down of inventory to net realizable value	1,224	1,262	5,943	4,544
	30,303	42,361	100,684	113,565

Mine operating earnings (loss)	(1,714)	(4,780)	(13,570)	3,111

Expenses:
Exploration	1,724	3,965	7,264	10,418
General and administrative	2,341	1,316	7,392	6,845
Severance costs	-	-	1,100	-
	4,065	5,281	15,756	17,263

Operating earnings (loss)	(5,779)	(10,061)	(29,326)	(14,152)

Finance costs	177	62	372	160

Other income (expense):
Foreign exchange	(946)	1,906	(703)	1,009
Investment and other	79	99	(114)	311
	(867)	2,005	(817)	1,320

Earnings (loss) before income taxes	(6,823)	(8,118)	(30,515)	(12,992)

Income tax expense (recovery):
Current income tax expense	512	291	1,394	2,944
Deferred income tax expense (recovery)	(567)	(2,957)	(1,740)	(7,158)
	(55)	(2,666)	(346)	(4,214)

Net earnings (loss) for the period	(6,768)	(5,452)	(30,169)	(8,778)

Basic earnings (loss) per share based on net earnings	$(0.05)	$(0.04)	$(0.23)	$(0.07)
Diluted earnings (loss) per share based on net earnings	$(0.05)	$(0.04)	$(0.23)	$(0.07)

Basic weighted average number of shares outstanding	137,739,857	128,805,441	133,788,084	127,959,526
Diluted weighted average number of shares outstanding	137,739,857	128,805,441	133,788,084	127,959,526

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended September 30, 2019 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited – prepared by management)
(expressed in thousands of US dollars)

	Sept 30,	December 31,
	2019	2018

ASSETS

Current assets
Cash and cash equivalents	$21,986	$33,376
Other investments	64	88
Accounts receivable	29,222	26,947
Inventories	17,865	14,894
Prepaid expenses	1,973	2,704
Total current assets	71,110	78,009

Non-current deposits	606	1,114
Deferred income tax asset	10,887	9,147
Intangible assets	1,096	-
Right-of-use leased assets	1,509	-
Mineral properties, plant and equipment	87,574	88,777
Total assets	$172,782	$177,047

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$17,104	$19,470
Income taxes payable	1,701	4,050
Loans payable	2,646	-
Lease liabilities	213	-
Total current liabilities	21,664	23,520

Deferred lease inducement	-	217
Loans payable	4,997	-
Lease liabilities	1,093	-
Provision for reclamation and rehabilitation	8,351	8,195
Deferred income tax liability	498	335
Total liabilities	36,603	32,267

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 139,908,219 shares (Dec 31, 2018 - 130,781,052 shares)	478,241	459,109
Contributed surplus	10,900	9,676
Retained earnings (deficit)	(352,962)	(324,005)
Total shareholders' equity	136,179	144,780
Total liabilities and shareholders' equity	$172,782	$177,047

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended September 30, 2019 and the related notes contained therein.